March 27, 2008

John A. Young
Colfax Corporation
8730 Stony Point Parkway, Suite 150
Richmond, Virginia 23235

Re**:**   **Colfax Corporation**
        Form S-1, Amendment No. 1
        File No. 333-148486
        Filed March 11, 2008

Dear Mr. Young:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Prior comment refers to our letter dated February 1, 2008.

General

1.   We note the representation in your responses to our prior comments 10 and 11 that none of the products sold to customers in Iran and Syria are "designed for military use." Please clarify for us whether any of the products sold to customers in Iran and Syria, or any of their component parts, are items that may be

considered dual use items and, if so, describe the items and their potential military uses.

2.   We acknowledge receipt of the information you have provided under separate cover in response to our request for information regarding any contacts with Cuba. We may have further comment regarding this matter in the future.

Summary and Selected Financial Data, pages 7 and 23
Management Discussion and Analysis - Adjusted EBITDA, pages 29 and 33

3.   We reference your response to prior comments 5 and 6 in our letter dated February 1, 2008. We also note from pages 64 and 65 that you use EBITDA, not "Adjusted" EBITDA, in determining executive compensation. When presenting Adjusted EBITDA as a performance measure you should provide substantive disclosures that comply with Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. The disclosures that you have provided for Adjusted EBITDA as a performance measure are generic and you have not met the burden of demonstrating the usefulness of this measure. In addition, it is not clear why you believe that the adjustments for legacy asbestos (income) expense are appropriate since it would not appear that management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. Alternatively, your disclosure could discuss or highlight the adjustments that are included in your GAAP results.

4.   If you continue to include Adjusted EBITDA as a performance measure please expand to provide substantive and specific disclosure that complies with Question 8, including the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

- the economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Use of Proceeds, page 19

5.   Please reconcile the disclosure that states you intend to use $205.3 million of the proceeds to pay in full your indebtedness outstanding under the credit facility with the disclosure on page 35 that states you also have $18.7 million on the letter of credit sub-facility. We note that you state on page 35 that all outstanding borrowings will be paid in full from the proceeds.

6.   Quantify the amounts to be paid to affiliates of Merrill Lynch and UBS Securities LLC.

Capitalization, page 20

7.   Please revise the Capitalization table on page 20 to include the preferred and common stock amounts so that the amounts included in the table add to total shareholders' equity.

Management's Discussion and Analysis, page 25
Results of Operations, page 32

8.   Please revise to further discuss the series of court rulings that resulted in a revaluation of the insurance receivable asset. Your revised disclosure should also discuss the timing of these rulings and specifically how they were considered in your analysis of the asset.

Legal Proceedings, page 57

9.   Please revise this section to discuss the litigation noted under Note 18, *General Litigation*, at page F-34, or tell us why you believe it may be omitted. See Regulation S-K Item 103.

Financial Statements

Note 2. Revenue Recognition, page F-7

10.   We reference your response to prior comments 34 and 35 in our letter dated February 1, 2008. Please clarify the timing for recognition of revenue on product sales. For example, clarify if sales are recognized at the time of shipment and the basis for this treatment. In addition, revise your policy to discuss, where significant, customer acceptance, post-shipment obligations, rights of return,

credits, rebates, price protection and other pricing adjustments or tell us if these items do not apply to your sales arrangements. This should also be addressed for sales to distributors.

Note 2. Impairment of Goodwill and Indefinite Lived Intangible Assets, page F-8

11.   We reference your response to prior comment 36 in our letter dated February 1, 2008. Please revise to disclose why you believe that the use of historical and projected EBITDA multiplied by industry enterprise valuation multiples provides an estimate of fair value for purposes of evaluating the recoverability of goodwill that is consistent with paragraphs 23-25 of SFAS 142. Clarify how you determine projected EBITDA and how this is used in your estimate. The source of the valuation multiples should also be addressed. Clarify the reason you use EBITDA rather than earnings, revenue or a similar performance measure. In addition, tell us whether you will change this methodology after your stock is publicly traded.

Note 3. Discontinued Operations, page F-12

12.   Please tell us how the amounts included in Note 3 for discontinued operations agree with the amounts in your financial statements.

Note 10. Income Taxes, page F-19

13.   Please tell us how the deferred income tax asset amounts in Note 10 on page F-19 agree with the amounts in the consolidated balance sheets.

Note 18. Asbestos Litigation, pages F-31 to F-34
Asbestos Liabilities and Insurance Assets, pages 40-43

14.   We note your discussion on page 42 that presently certain insurers are paying approximately 36.8% of costs for current asbestos-related liability and defense costs. We also reference your response to prior comment 36 in our letter dated February 1, 2008 where you indicate that this has no significance upon the valuation of the asset. Please clarify how this was considered in determining the estimated recovery of 87.5% and why you believe it has no significant impact on the valuation of the asset. In addition, clarify why you believe that the court will order reimbursement at this rate and discuss you expected timing of the court ruling.

15.   Please disclose the specific insurance allocation methodology that you used as discussed on page 41.

16.   We reference your response to prior comment 44 in our letter dated February 1, 2008. We also reference your discussion on page F-32 that it is reasonably possible that you may incur costs beyond 15 years but you are unable to reasonably estimate any possible loss or range of possible loss at this time. Please disclose the loss or range of loss that may be <u>reasonably possible</u> beyond this period or indicate that an estimate could not be made. Refer to the requirements under SFAS 5 or SAB Topic 5.Y.

<u>Exhibits</u>
<u>Exhibit 10.2</u>

17.   It appears that salary and benefits amounts have been omitted from this exhibit. Please refile the exhibit in its entirety.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jeanne Bennett at (202) 551- 3606 or Brian Cascio (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

                                        Sincerely,

                                        Peggy Fisher
                                        Assistant Director

cc.   Michael J. Silver (Hogan & Hartson)
        VIA TELEFAX (410) 539-6981